Exhibit 12.1
Molina Healthcare, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Year Ended December 31,
	2008	2007	2006	2005	2004
Earnings:

Income before income taxes	$103,891	$93,696	$73,458	$43,851	$87,685

Add fixed charges:

Interest expense, including amortization of debt discount and exp	8,714	4,631	2,353	1,529	1,049

Estimated interest portion of rental expense	4,370	3,988	2,682	2,852	2,225

Total fixed charges	13,084	8,619	5,035	4,381	3,274

Total earnings available for fixed charges	$116,975	$102,315	$78,493	$48,232	$90,959

Fixed Charges from above	$13,084	$8,619	$5,035	$4,381	$3,274

Ratio of Earnings to Fixed Charges	8.9	11.9	15.6	11.0	27.8

Total rent expense	$17,481	$18,127	$12,193	$9,505	$7,416
Interest factor	25%	22%	22%	30%	30%

Interest component of rental expense	$4,370	$3,988	$2,682	$2,852	$2,225